Filed by Sustainable Opportunities Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sustainable Opportunities Acquisition Corp.

Commission File No. 001-39281

The following communication was made available on Reddit on June 16, 2021:

Interviewer: [silence] All right, everyone. Welcome back. We just had a technical glitch, but it looks like it should be fixed by now. We’re just waiting for Scott to join and Susan to join as well. Hey Scott?

Scott Leonard: There we go.

Interviewer: We’re new to using this webinar format and it has so many details. I forgot to turn on the part. It says two off for video.

Scott: Everybody that’s on nice to meet you. They might have preferred for me to be off video.

Interviewer: Could you hear me okay?

Scott: I can hear you great. Can you hear me okay?

Interviewer: I can hear you perfectly. Thank you so much for taking time from your busy schedule to see us today. Scott, where are you right now?

Scott: I’m sitting in my office in Dallas, Texas. You can see this skyline behind me?

Interviewer: Dallas, Texas, skyline.

Scott: Exactly.

Interviewer: I’ve been there once before for-- I think they had a oncology conference there and that was when I was a resident.

Scott: Hopefully you came in the fall of the spring. It’s nicer. Today it’s pretty hot.

Interviewer: It’s even hot here in the Midwest too. It’s hot all over, it seems like. Scott, tell us a little bit of your background.

Scott: Sure. Well, I’m the CEO of Sustainable Opportunities Acquisition Corp. We were the first ESG focused SPAC. We raised $300 million Citi was our underwriter and our mission was to find a company that was not only a great financial investment but also make an investment that we thought could have a real impact on planet earth’s biggest problem, which is climate change. I’ve been an investor before. I’ve been an operating executive, where we led four very successful turnarounds for businesses.

In my spare time, I love to be on the water. I love the mountains. I love to ski in the winter. You’ve seen the mountains in the background for you is great. I’ve got two teenage daughters, and it’s why I’m losing some of my hair up here, which you can’t see it in the photo. I like to read a lot, probably don’t read enough, but I like to read when I have downtime.

Interviewer: What kind of stuff are you reading?

Scott: I read more periodicals than anything else. I’m always reading The Atlantic, some of the Bloomberg longer publications, The New Yorker. I tend to read The New York Times, particularly in the weekend. I always take the news quiz and I don’t know if you’ve ever taken the news quiz, but I always wonder who goes like 70% of people that did better than I was because I think I’m pretty up on current events, but they’re always these gotcha questions.

Interviewer: There’s a lot of nerds out there. You know what I mean? Who-

Scott: I thought I was, too.

Interviewer: You definitely sound like a big nerd with the periodicals, you’re following. I was just waiting for you to drop National Geographic and Popular Science and some few more.

Scott: That was my dad’s reading category Popular Mechanics. We had Popular Mechanics and Popular Science all over the house growing up.

Interviewer: Same here. Thanks for sharing that, it’s interesting always to know what CEOs are doing and they’re just like everybody else out here. How did you get involved with Sustainable Opportunities Acquisition Corp.?

Scott: Well, I co-founded it with a guy that I had worked with 20 years ago. We looked at a lot of the work that we did over the past 15 years, as operating executives. We realized that a lot of those stories that we created real value from had the hallmarks of good E,S and G investments. I always say E,S and G as opposed to ESG, because I think they are independent of each other. We always thought good governance was a real driver. Transparency was a big driver, which we think is part of good governance. We think how you treat the people that you not only employed, but they’re in your supply chain, the communities in which you operate, it matters.

To not just be a net taker, you need to give back, particularly when you’re a company with real resources and we think that how you think about interacting with the environment. We think all these things are important. We also think you can make more money as an organization when you do the right thing. I was at Hewlett Packard for a while, and we were reinstituting, the HP way, which was Bill and Dave’s kind of five-part model to how they thought about running the business.

There’s a lot of great success stories of companies that did it the right way. We thought that HP was one example, early on before ESG was even a theme. We wanted to raise up capital, we’ve made a lot of investments over time, a lot of them on behalf of big companies, and some of them private equity, and we thought this was a way to raise a large amount of capital and put it to work with an opportunity that we thought would be really good and here we are.

Interviewer: About ESG, can you elaborate exactly what that means and then the significance of it?

Scott: I think your question was about elaborate on ESG and its significance. Well, when we talk about ESG, a lot of people look at metrics and rankings, MSCI, for example, or the SASB, the standard accounting standards, the Sustainable Accounting Standards Board. You think about what those metrics and a lot of investors use those metrics when making a decision. Can they invest capital that they’ve dedicated towards ESG-oriented investments.

We think about it as well as not only being able to attract capital from people that are looking to make ESG investments but also as a mindset about how you run your business. Do you have a board that is well-organized that isn’t stacked with cronies but that encourages diversity of opinion and diversity of background? We think about is the company engaging more broadly with people and its communities, its customers, its supply chain in a way that’s responsible and those form the basis of how the metrics perform.

Also, there’s a lot of people-- This is a very tight labor market. For example, there are a lot of people that don’t want to work somewhere where they don’t feel proud of what they’re doing. I think companies that operate with an ESG mindset are not only able to earn superior returns but are also able to attract more customers or they attract better employees. They root out problems that people sometimes have turned a blind eye to on their supply chain. Think about the environment when they’re running their business we’ve got to support them.

Interviewer: That’s good to know especially considering what DeepGreen is involved in.

Scott: You’re referring to DeepGreen, the company that in March of this year we announced was our business combination partner?

Interviewer: Exactly. Tell me more, what made DeepGreen a good target?

Scott: If you think back to when we raised the first ESG SPAC back in early May of last year, we set out on a journey and we looked at over a hundred different opportunities. When I say we looked, we signed 94 NDAs. We had a number of discussions with a bunch of different management teams. We ran a few investment thesis through the fund. One of them was around the electrification of everything. If you think about planet earth’s biggest problem which we think is climate change. We think that there are a lot of problems that the planet has.

There’s a lot of problems that society has. The planet’s problem at the very top of the list is global warming. We know that we’ve got a budget for the amount of carbon that we can spend between now and 2050 if we want to hit our climate change goals of containing temperature rise to one and a half degrees Celsius It was one of the investment thesis. We said we want to back a company that could combat climate change. It can be a business that’s here today and here to stay but needs to clean up its act or it could be a business that’s new and disruptive. We met with a lot of different companies and most of them didn’t fit our rigorous investment screen.

We dropped out of a lot of processes and a lot of opportunities where there was a deal to be done but we didn’t think that the intrinsics of the company met what we wanted to bring to our investors as an idea. The Metals Company stood out to the answer for, of our thorough search. They are a low-cost producer of some of the most important minerals in the supply chain that are needed to develop batteries.

If you think about all the electric vehicle ideas you’ve seen over the past year, if you think about our ambitious goals for getting fossil fuel-driven cars, gasoline-powered cars off the road, you don’t only need ideas around battery technology and ideas around different vehicle types that will appeal to different consumers, but you need the raw materials that go into those batteries. We don’t think there’s a shortage of battery technologies or of different vehicle types that are out there. We do think there’s a real shortage in terms of the metals that you need to make a battery: nickel, cobalt, copper, manganese.

These are all the core materials that go into the battery supply chain. In addition to lithium, we think those are in very short supply, and particularly when you ramp up production. The Metals Company has a very low-cost position with the metals that it has access to. They come in the form of rocks. They sit in an undeveloped part of the planet. Those metals are not only are low cost but we think we could recover them with much less environmental impact than you would if you were going to go get metals that are in traditional land-based sources.

Interviewer: Sure. That makes sense. I was listening to a recent documentary. I was getting educated on this area, how there’s no tailings involved and less processing on the site where you’re mining which is good for a sensitive area like the seabed. It was really good reading about that. How does DeepGreen, you mentioned it, fit into the EV ecosystem? Is it a company that will be involved? It definitely looks like it will be involved in getting these nodules, rare earth metal nodules from the seafloor bed, will they be processing them as well to make it into metal that EV companies can use?

Scott: You nailed it. The company, the resource base that houses all of these nodules, is about 1000 miles west of the coast of Mexico, about 500 miles south of Hawaii. I’ve got a picture of, at least I did a second ago, of what one of these nodules looks like. I meant to bring it but it’s sitting at home on my desk. I’ll see it, I’ll show you pictures of a nodule. That’s what a nodule looks like. It looks like a little Steak’N’Ale size potato, it’s about eight ounces. The plan for the company is not only to gain the exploration licenses or exploitation licenses. So we’ve already got a number of licenses from the regulator, which is a UN organization that regulates recovery of natural resources in this area.

we’ve got technological partners and operational partners like Maersk, and Allseas, which is the preeminent developer of marine industrial environments. We partnered with Glencore to take half of the material from our first project with the NORI-D project. We’ll recover that material at scale once we have the licenses, we think we’ll be in the next few years, and we’ll bring them back to shore and process them most likely in areas that are close to where you build electric vehicles, that could be Texas, that could be other places.

Our plan has us developing both the marine infrastructure to recover these nodules, as well as the processing facilities to go turn them into usable materials, nickel sulfate, nickel powder, copper, manganese, cobalt.

Interviewer: DeepGreen will be harvesting these nodules, these polymetallic nodules from the seafloor, processing them at a different site. You state that’s going to be ready to send to the EV companies. Is that what you said basically? Is that what I heard?

Scott: That’s the plan. You said it pretty well.

Interviewer: That’s great. Before we did this interview I watched some documentaries. Did my own little research. Just want to understand a little bit more, what’s the environmental impact of harvesting polymetallic nodules from the seafloor?

Scott: We think the environmental impact is one of the big selling points because if you want to go electrify the economy, you’ve got to go get metals. You just can’t make a battery without metal. We looked at a deal that was announced today, and they plan to use plenty of nickel and plenty of copper in their battery as well. The thing is, if you go get it on land, what are you doing? You’re tearing up rainforest. You’re digging up large amounts of soil, which are carbon sinks. You’re having to build roads. You’re really are ripping up the face of the planet and you’re doing it in the area with a bunch of rainforest usually. Sometimes you’re using child labor.

If you compare that to going and getting a nodule off the seafloor, I liked your term, harvesting. We say collecting because they sit on the seafloor. They’re not buried, you don’t have to go scrape the surface. You can literally suck them up. We think that the environmental impact is that you are going to be able to not only enable electrification, we don’t think enough of these metals exist today, but we also think that you’ll do it in a way that is far less carbon-intensive than the traditional land-based approaches. When you think about the areas that we’ll go collect these nodules from, there are areas that are identical to them, that are protected from any of this type of activity. We know that we won’t lose biodiversity, and species is the cost of this, but then we can do it in a way that we think we can be very proud of.

Interviewer: Thanks for sharing that because I remember when I was doing my initial research, that was a concern that I had, but, looking at it and looking at the alternative options, it seems to be the least damaging option to the environment. We’ll need like four or 5 billion electric cars in the next 10 years, and to make that transition from the hundreds of millions that we have now to get to that point, there’s no way we can be using metals from the crust. We have to go to the ocean.

Scott: Yes. I agree with you.

Interviewer: The Senate recently reached a bipartisan consensus on approximately a $1 trillion infrastructure bill. There’s massive focus on EV, green energy. How do you think DeepGreen will benefit from this bill? Or do you think there’s any benefit from DeepGreen?

Scott: Say that again.

Interviewer: The Congress recently reached a bipartisan consensus on approximately 1 trillion infrastructure bill. A major part of this bill will be focusing on EV sphere and competing with China, really, when you look at it, and the areas we’re focusing on. How do you think a DeepGreen Metals will benefit from this bill, if it actually gets passed?

Scott: I think you’ve touched on another important angle of where this company could really contribute beyond just decarbonization, and that is if you think about where most of the control for these metals sits in China and in areas where they’re not as critical that they’re not as aligned with an independent supply chain. We think The Metals Company has the chance to bring supply chain independence for these metals to the US, Canada and to the EU.

We think that the work that the Biden administration is called for and the Congress is doing around securing energy independence, particularly future energy independence benefits the company from the standpoint of, we think it’s important for policymakers to put their hands up and make sure we’re not relying on somebody else to get us the materials we need to build the next generation of cars, and planes and other types of storage instances.

Interviewer: That’s true. If this goal comes to fruition, I can see for sure, EV companies taking advantage and making us more strategically enabled in North America. We touched a bit on it, when we look at rare earth metals, when we look at manganese and other rare earth metals, like you said, most of them come from China because they have been deeply investing in this sphere for the past 15 years. Is DeepGreen trying to strategically mine in areas so we can be independent from that? You little bit talked about it in terms of the manufacturing process.

Scott: I mean, if you think about it, the company brings the chance for America and others to be not reliant on getting these metals from countries that we may be in conflict with in the future. There’s a lot of capital to be put to work. We’ve got good partners and we expect that going forward as we build these facilities, that we’ll rely on those partners, not only to help us get the facilities built but to also help provide some of the capital for it. We think at the end of the day that not only creates energy independence, it not only gives us a low carbon, low-cost source of materials, but it also has a chance to create jobs.

Interviewer: Looking at the technology aspect of this mining, it looks like to get to the seafloor bed, it’s about 4,000-5,000 meters. The places where I looked at your documents, where they’re planning on getting these polymetallic nodules, is this technology actually proven? Is there a proof of concept?

Scott: Yes. I’ll start by answering a different question which will tail-end into this. That is we think the resources is proven. When you think about things that you need to prove up to go spend this amount of money on getting these nodules off, the first question you’d ask is, are they there? The company’s done a lot of work to both prove up the resource, to study what it means, to take the resource. We’ve done box core sampling and sonar surveys. Even since the 1900s, early 1900s, there were British expeditions where they were trolling the sea to see what was up underneath there and what they could bring up.

They discovered these nodules and back in the mid-70s, companies like Anglo-American and BP and Shell and others, they were going after this resource, in this particular zone. That work stopped because there was no clear definition of who owned these materials. Over the next 25 plus years, the United nations sorted that out. Fortunately, we now have a code it’s set to be finalized by the regulator of the International Seabed Authority. The question is well if we know it’s there, how do you get them? Is it cost-effective to get them?

A few things, one is we were recovering this resource-- Not we but others are recovering this resource before that activity stopped in the 70s. There’ve been tests that have gone on in this region where people have conducted the resource using their own recovery equipment. We partnered with Allseas to do the development of our harvester and expect test to go on next year in the environment. We have a background of working in the oil and gas industry in the deep sea long ago. 20 plus years ago, Gina, my partner, was at Shell.

David and I worked on it together for another oil major, and we know it’s technologically possible in these very extreme environments. We spent a lot of time in the diligence phase getting comfortable with the fact that you could economically develop the equipment to go and recover this, and we feel pretty good about where we stand.

Interviewer: Okay. Earlier, you said Maersk [crosstalk]

Scott: If you think about it, it’s like if you’ve ever looked at somebody picking up golf balls with of those carts off the driving range. It’s similar to that, but instead of using one of those carts with a collector, we use something that’s similar to a Polaris that you put in the pool. It has a bunch of water jets that create negative pressure. They call it the coriander effect, and it’ll actually take those nodules. They’re about eight ounces, about the size of a potato. You could hold in your hand and run them up the ship in a riser, which is a fancy name for pipe. Put it on the ship, dry them out, and then ship them off to offshore.

Interviewer: Okay, thanks for sharing that, Scott. Earlier you said Maersk is involved as well, that giant shipping company.

Scott: Yes, has a services division. They operate the ship that the company has access to. It sails out of the Port of San Diego, and they staff the boat with us. We’ll bring scientists out of the expedition and researchers from universities and other engineering labs. We’re partnering with Hatch, which is a leading engineering firm, to help us understand exactly what it’s going to take to refine and get these metals in the useable form. Bjarke Ingels Group has worked with us on architectural designs, so it’s not just this company doing the work, but there’s a lot of those partners involved.

What’s exciting to us is that those partners have also been investors in the company. In fact, Allseas led and anchored the PIPE that we raised, which is a $330 million PIPE on top of our $300 million SPAC. We met with our PIPE raise, the minimum cash condition to close the deal, so we don’t want any redemptions. We think it’s a great opportunity. We hope investors roll all their money, but we also know the transaction. It’s met its minimum cash condition, which we think is important to close in.

Interviewer: That’s great. Some of the early questions I saw on the AMA was regarding the redemptions. It would be great if we answer them on the page there on Reddit for sure. You said earlier on in the 1970s people noticed that these nodules, polymetallic nodules were at the seafloor but they stopped because there’s no jurisdictions or laws to regulate who can harvest what and what country it belongs to. This is a three-part question.

Number one, countries have a certain amount from their coastline where they have mineral exploratory rights. Are these nodules found in these exclusive economic zone or are they found in the deep sea, actually in middle of nowhere where the continental divide they’re located. If they’re outside of their economic zone, you said the UN is developing guidelines and who owns what, where does that stand? Where do we stand on that?

Scott: That’s a great question. The question was put with--The US tried to assert claim to this area which sits outside of our economic zone, which is about 200 miles off our coast. It ends there are these over a thousand miles off the coast of Mexico. They’re closer to it than we are, although you could say Hawaii as well. They clearly fall within the jurisdiction of what is known as the International Seabed Authority, which is the regulatory body that was developed as the UN finalized the United Nations Convention on the Law of the Seas. We call it UNCLOS, and UNCLOS in addition to parsing up what happened in these areas, set up a regulatory body.

That’s the International Seabed Authority. Michael Lodge is the Secretary-General. There’s 166 signatories to UNCLOS that are participants in the International Seabed Authority. They include the European Union, China, Mexico, Japan, Singapore, major industrialized nations, smaller nations like-- The US observes the treaty. It doesn’t actually participate to it. The Seabed Authority has the ability to grant exploration licenses, which the company has received, which gives us lease rights effectively to the asset, over 30 billion of assets. They also formulate the exploitation code which covers how you can recover at scale. They’ve worked through four iterations of the exploitation code.

There wasn’t much change between the third and the fourth and the fifth draft is in process. We think that will be the final draft. It’s UNCLOS that acts as the regulator. They recover a significant royalty interest in the minerals. On our first project which is about $7 billion of resource against the 30 billion of total resource. Our first project, we think the NPV of that is about six and a half billion. That includes $7 billion that we’ll pay overtime to the International Seabed Authority. Not only does the regulator have a societal interest in developing things but they also have an economic interest. The last thing I’ll tell you, the question that you asked. Who owns these things? That was part of what the United Nations hammered out. It was deemed that resources like this are part of the “common heritage of mankind”, which means we should all benefit and that royalty stream will go back and assist developing nations those that are faced with climate change issues in particular, to help humanity and mankind, but it’s deemed a common resource that we have access to recover.

Interviewer: Thanks for sharing that, Scott. It’s very interesting how these things work and it always seems to be an evolving sphere when it comes to exploring the deep ocean and who owns what and what laws are there. Are there any other big firms in North America that are doing this that would be maybe competitors to you guys?

Scott: No, I think there’s two things to keep in mind. One is when you think about where the shortfall in metals exist. We always highlight nickel. One because it’s one of the most critical linchpins of being able to develop batteries. There’s not enough of it. We know that the Norilisk deposit to Russia has limitations in terms of what it can economically produce. Indonesia is out there digging up rain forest and dropping off toxic tailings. We think we will operate the second-lowest-cost set of nickel reserves as part of our undertaking.

There are other people that are doing it, which we think is a good thing. One it serves as validation that this is not just an idea that exists solely within the confines of this company. China, the Dutch, the UK, Lockheed Martin. These are all examples of leaseholders that are actively pursuing it. We think that as demand for the core metals that we can produce ramps up that there’s enough demand to go around. We also think this company has a headstart when compared to others.

Interviewer: That’s awesome. Thank you, Scott. Sorry. I was just getting paged from the hospital. That’s why I was looking on my phone. Just closing things up. Is there anything else you’d like to mention before we turn onto the AMA question and answer session on Reddit?

Scott: Well, one, appreciate everyone that watches this video, taking the time. Two, we think that this company is unique. It has a really pivotal part of the supply chain for electrification. I think it has a really great cost position. We also believe that the upside that exists relative to our entry point which is about $2.9 billion of equity value we’ll fund about $600 million of cash associated with the transaction assuming we manage the redemptions appropriately. We think that gets us enough cash to get through our initial production with Project Zero which is part of that NORI-D parcel. We think that the underlying upside that sits in the stock is significant. We think our valuation point is very attractive given the size of scale of the resource. We think the company has a great team. We think it has great strategic partners. We think that people are not only going to want to buy our metals because they are lower impact and potentially lower cost but also because they’re going to have to buy them. There’s just not enough of this stuff to go around. We think that the market will evolve or our metals, in particular, has a lot of upside to it.

Interviewer: Definitely I agree with you on that point. With EVs making astronomical growth, I just got a Model Y about a month ago, and I can clearly see the benefits of it in terms of both for the environment and both for convenience and actually functioning compared to my ICE vehicle. I definitely project it’ll be a great demand for these rare earth minerals and these polymetallic nodules of being in great demand. Also doing a deep dive a few days ago, I definitely think your SPAC is in the top 20, even though the biggest downside being there’s no revenues, most of them have revenues, but I think is a great, great opportunity for DeepGreen Metals.

I was looking back even when I was in Kingston, Ontario, you guys were consulting with a company there to do look at your manganese, looking at the manganese and processing it there in Kingston, Ontario, just looking at the quality of it and doing some research a few years ago. There’s a great opportunity in DeepGreen Metals. We’ll transition to the AMA on Reddit. I know I posted the AMA late, I usually post a day ahead. Everyone I’ll let the questions to collect for about 24 hours. Maybe Scott, if you can answer them maybe in a day or so or something like that and so we get more questions and then you can casually answer them.

Scott: We really appreciate the chance to talk with everyone. Lastly, I would say, as you touched on it, which is that it is a company that doesn’t have a revenue base yet, but it does have an asset base. These license rights that we have are associated with a specific asset. We think our rights are very strong. We think that that is a differentiating factor that you’re not just buying a concept but you’re buying an interest in a company that has license rights to a very valuable set of materials. We really appreciate the time to chat with you today, thanks to you and the others.

Interviewer: Thank you both. I hope to talk to you in the near future because I’m really interested in what DeepGreen Metals is doing. We’ll transition to AMA, please post your questions on Reddit, r/SPAC, its pasted to the front page right at the top and Scott will answer your questions. We really appreciate your time Scott, take care.

Scott: Thanks. Appreciate it.

[00:32:56] [END OF AUDIO]

level 1

forty652

·3d

Spacling

Hi Scott, a lot of SPACs have recently come out with ridiculous future projections and have caused doubt on their legitimacy. The investor presentation for the Metals Company in particular have far out projections (all the way out to 2046!) for a company that seems to have no road to profitability for several years and many legal obstacles to overcome before their operations can even begin. How can you justify the valuation of the company at it’s current stage?

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level 2

SOAC_SPAC

·3d

Scott Leonard

Thanks for the question. Let me hit it head on. The resource that we have exclusive license to recover contains many of the key metals needed to make EV batteries. That resource is valued at north of $30 billion (and that valuation is based on prices that are less than current market prices and includes the cost to develop and recover the resource). We valued the business at 10% of the value of this resource (our valuation: $2.9 bn equity value). So there is significant upside. We think the valuation compared to other base metal developers is attractive on a relative basis.

We know that the resource has metals needed to produce EV batteries . . . and that there is not enough of those metals in the supply chain to meet future EV demand – we believe this gap is the limiting factor in EV adoption. If you want to get rid of fossil fuels, you have to make batteries. To make batteries, you have to get metals. We think if you want to hit EV production targets and meet demand, this is the resource to go to. It is low cost, and has a low environmental impact relative to all other options we are aware of. Its sheer abundance is undisputed.

The regulator of this resource, The International Seabed Authority, has issued Deep Green (soon to be named The Metals Company) a series of licenses that permit for exploration. And the exploration results show these polymetallic nodules have the ability to solve our battery metal supply chain needs (we can make over 280 million standard sized EV batteries based on our resource estimates). We can do it at a low cost relative to other undeveloped and producing sources. The licenses needed to recover at scale will be governed by the ISA’s Exploitation Code – a code which has seen four iterations. 25+ years of work on these regulations have occurred, and over 165 member states who send delegates to the ISA (including the EU, China, Canada, Japan and many others) continue to make final advancements to this code. We think this Exploration Code will be finalized inside of our production window. We note this progress at the ISA and more broadly, ongoing support for solving climate change – a problem we don’t think you can solve without these metals. We think the issuance of the final Exploration Code and a license to recover at scale is a proxy vote on addressing climate change, and we feel good about the sentiment that underlies that.

To develop a new resource like this requires a large amount of capital, and the capital from this transaction is forecast to get us through first production at our initial Project 0 (part of the NORI-D parcel). Long dated capital projects like this one should provide investors who are willing to take the risks and go along in the journey material upside and the ability to earn a strong return on their capital. We think this investment opportunity does that.

I hope this helps and thank you for your question.

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level 3

go_birds123

·3d

Spacling

When you say “we can make over 280 million standard size EV batteries”

1.	You’re simply referring to supplying the resources (metals) for another company to manufacture the batteries correct?
2.	If there’s a projection of how many batteries can be produced, when exactly would TMC have the ability to supply the resources for those 230 million batteries be able to be produced? Obviously it’s as demand is met, which is increasing but is this a projection of total supply for like 2050 or what?

Thanks so much!

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level 4

SOAC_SPAC

·3d

Scott Leonard

Correct. Vehicles that can be produced over the life of the resource. With first production in 2024, that initial material should make into the supply chain for 24/25 production runs. We don’t make the batteries . . . Which you can’t make if you don’t have supply. There are demand shortfalls that are forecast to occur as early as 2025 and as production ramps up into 2030 it gets worse every year. Production ramps every year after ‘24 and full scale is achieved a few years later.

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level 5

go_birds123

·3d

Spacling

I see. Thanks for the well put reply and also in another post you had, discussing their licensing and it’s prospects. I appreciate this very much as it’s clearly what’s considered a speculative investment for retail at this time because the sector isn’t “developed”.. yet the forecast are obviously correct. The market is there. People just need to be educated about the place TMC will serve in the future of this industry that will power the world. I am very passionate about technology, the future and sustainability so this falls right under that umbrella, pretty cool thing to be apart of. Good luck I’ll be watching for years to come!

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level 6

SOAC_SPAC

·3d

Scott Leonard

Thanks for your comments. I really appreciate it

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level 1

go_birds123

·3d

Spacling

I feel above all this is most important to me as someone interested in the company but tentative with the risks involved with pre revenue companies with astronomical projections.

1.	Why should potential investors take interest now when TMC isn’t projected to make any money until at least 2024 after a feasibility study is done. Wouldn’t this study and confirmation of feasibility being done prior to going public limit the risks investors who believe in the company are taking on by investing in a pre-rev company?
2.	What sets TMC up for greater success than we’ve typically seen with pre revenue company SPAC mergers as of late? What sets them apart from the rest to make this a unique investment opportunity?

Thanks for your time.

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level 2

SOAC_SPAC

·3d

Scott Leonard

Thanks for the questions. I should note, our final S4 is not yet available and we are not soliciting any investor votes. I’ve been asked to remind everyone of this.

1.	If you look at our investor filings (available on the SEC.gov site and at metals.co), you should be able to see the Preliminary Economic Assessment (Canadian 43.101). We have said first production associated with Project Zero occurs in 2024. I think this addresses your question.
2.	Building on the what we have said previously, we think the demand for our core product - key materials needed to produce battery metals - allows investor to bet on electrification without having to pick a battery technology or a winning consumer brand. We also think that the physical resource and licenses and rights the company has to recover it are attractive. We think the valuation ($2.9 bn) compared to the valuation of the resource ($30+ bn) is attractive and relative to other comparables we think we have an attractive entry point.

Hope this helps.

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level 1

SPAC_Fleet_Tornado

·3d

Spacling

There seems to be many questions surrounding The Metals Company and their future impact on the environment, ecosystems, and wildlife, what in your opinion will set them apart from other ocean mining operations in this regard?

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level 2

SOAC_SPAC

·3d

Scott Leonard

Global warning is particularly hard on the oceans - acidification, bleaching of coral reefs, loss of sea life, rising sea levels and temperatures. If we don’t migrate to electric vehicles and advance other forms of battery storage, then we can’t eliminate fossil fuels and we can’t stop climate change. We think our resource can play a key role in stopping climate change and our approach to recovering the resource is scientifically sound (and better than land based alternatives). Hope this helps!

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level 3

TKO1515

·3d·edited 3d

Patron

I’m not a ocean scientist, but in my research and studying a significant part of damage to our oceans is in over fishing and messing with habitat. How will TMC limit impacts to marine life as well as disturbing their eco system (migration patterns, noise, water level mixing causing temp change, etc)? I’m not convinced increasing temperatures has had that dramatic of an effect on the ocean as other things when you really get into it.

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level 4

SOAC_SPAC

·3d

Scott Leonard

Don’t invest. We disagree

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level 5

TKO1515

·3d

Patron

Well we can disagree with climate change and impacts etc and I went a little far there for your discussion. But I guess the main question for you was around do you think TMC just won’t impact the environment or there are specific things you do or the process to limit the impacts of water level/temp mixing and noise? I think the idea has potential but generally curious about that. Since it’s not ocean floor mining that reduces that so those were the main concerns I could come away with.

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level 6

SOAC_SPAC

·3d

Scott Leonard

I love the back and forth so thanks for pushing the question.

We have said when we raised the fund (and almost daily since then) that we believe planet earth’s biggest problem is climate change. Lots of other issues are out there but the biggest existential threat to Mother Nature is climate change.

I think TMC and the scientists and researchers it’s partnered with have done a very thoughtful job of figuring out how to minimize the impacts. More importantly, we think if you want to save the oceans from climate change, getting these metals into the supply chain is a key part of the solution. And, we hope that other industries that use the ocean adopt a stance like ours as we think the company is doing it the right way.

I can’t pass up the chance to comment on the grid! Texas has more renewable power than any other state. One of the lowest costs of power. And natural gas as a bridge fuel certainly has helped. But, as Texas is beginning to realize, it’s not enough to have cheap power. You also need robust grid planning and probably a better construct than an energy only market.

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level 7

TKO1515

·3d

Patron

I should have reviewed the presentation before asking, but spent a bit of time reviewing and got a better idea. And see this year you guys are spending a significant sum to study these impacts so look forward to seeing results from that. And I do agree it appears to be much less of an impact than traditional and completely agree with your analysis that without new mines or other innovations meeting current projections is pretty much impossible. Pretty massive project that hopefully you guys can get done and appears will need a lot more capital. 2024 is aggressive but hope you can do it. May sock some shares away in the long term account!

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level 8

SOAC_SPAC

·2d

Scott Leonard

Thanks for spending the time to dig in. Enjoyed the conversation. Thanks!

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level 1

Medium-Mistake3574

·3d

Spacling

You already know this spac will go to $50 just because nothing makes sense

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level 2

SOAC_SPAC

·3d

Scott Leonard

Appreciate the vote of confidence!

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level 1

SOAC_SPAC

·3d

Scott Leonard

Thanks again for hosting me. A real pleasure. And thanks for those who are interested in learning more.

I should note that we have not filed our final proxy / S4 and are not seeking or soliciting votes at this time.

Learn more about at metals.co (that’s correct . . . not “.com”)

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level 1

Grandmaparty

·3d

Patron

So in a few weeks the merger will be approved. How will The Metals Company be spending 2021 and 2022? What will the company priorities be for those years?

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level 2

SOAC_SPAC

·3d

Scott Leonard

Thanks. A number of things, including continue the work associated with exploration licenses, obtain a exploitation license, continue the development of the “at-scale” collector equipment, continue the development of refining facilities, and advance more commercial partnerships, amongst other things.

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level 1

Tuoooor

·3d

Contributor

There seems to be a serious risk of redemptions given past SPACs deSPACing under NAV. How capital intensive is your target company and how would a lowered trust amount impact run rate?

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level 2

SOAC_SPAC

·3d

Scott Leonard

Thanks for your question. We think this is an attractive investment and that’s why our board voted to approve the deal. When we begin soliciting votes, we hope our investors feel the same way. We met our minimum cash condition to close with the $330 mm PIPE we raised (upsized and oversubscribed). We have a great group of investors, many of who have told me they are excited about this opportunity.

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level 1

SOAC_SPAC

·3d·edited 3d

Scott Leonard

Thanks for the great questions!

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level 1

bisgesjohn

·3d

Spacling

What is the barrier for entry for other companies to compete in ocean mining...thus what puts TMC is a unique position after the environmental research is conducted and ocean mining is cleared (presumably) for production? It seems to me like another company could easily enter this space unless TMC methods for collecting the nodules is superior. Is the equipment that TMC uses advanced and/or proprietary? Just trying to understand the moat of this investment opportunity.

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level 2

SOAC_SPAC

·2d

Scott Leonard

Great question . . . “what is the moat” is one of the top questions when evaluating companies. For recovering this type of resource, we think the moat includes having (just to name a few):

- The equipment needed to recover the resource at scale

- Technical and scientific know how

- Exploration contracts and exploitation contracts from the International Seabed Authority (most of these areas are fully spoken for)

- Processing capacity to turn the resource into usable material

- Significant capital

- Strong partnerships

- Commercial relationships

. .. . and much more. We think The Metals Company has demonstrated great progress on all these fronts.

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level 1

fastlapp

·2d

Contributor

Hi Scott, the original timeline provided upon DA indicated a Q2 close. Due to the warrant guidance from the SEC and backlog from so many SPAC deals, I assume that merger date has been delayed. When in Q3 do you plann to close?

Also, as others have pointed out here, SOAC in particular has projections in the distant future, which is an area the SEC has indicated they are taking a look at. Did the SEC provide any specific guidance on revenue projections? Naturally, restrictions on future guidance akin to the traditional IPO process could have tremendous implications for the SPAC asset class as a whole and any color/perspective on this would helpful as an investor in the asset class.

Thank you and good luck with the merger!

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level 2

SOAC_SPAC

·2d

Scott Leonard

Thanks for the well wishes! You can see we filed our S-4/A on May 26th but have not provided additional updates beyond that. Stay tuned.

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About DeepGreen

DeepGreen Metals Inc. is a Canadian explorer of lower-impact battery metals from seafloor polymetallic nodules, on a dual mission: (1) supply metals for the clean energy transition with the least possible negative environmental and social impact and (2) accelerate the transition to a circular metal economy. The company through its subsidiaries holds exploration and commercial rights to three polymetallic nodule contract areas in the Clarion Clipperton Zone of the Pacific Ocean regulated by the International Seabed Authority and sponsored by the governments of Nauru, Kiribati and the Kingdom of Tonga. In March 2021, DeepGreen announced that it had entered into a business combination agreement with Sustainable Opportunities Acquisition Corporation (SOAC) to accelerate project development and become a publicly traded company on NASDAQ as ‘The Metals Company’. More information is available at deep.green.

About Sustainable Opportunities Acquisition Corporation

Sustainable Opportunities Acquisition Corporation is a SPAC formed for the purpose of entering into a business combination with one or more businesses. While the Company may pursue a business combination in any industry, the Company intends to focus its search for a business that exists within industries that benefit from strong Environmental, Social and Governance (“ESG”) profiles. While investing in ESG covers a broad range of themes, the Company is focused on evaluating suitable targets that have existing environmental sustainability practices or that may benefit, both operationally and economically, from the founders’ and management team’s commitment and expertise in executing such practices. For more information, visit greenspac.com.

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in respect of a proposed business combination transaction contemplated by the business combination agreement (the “Business Combination Agreement”), dated as of March 4, 2021, by and among Sustainable Opportunities Acquisition Corp. (“SOAC”), 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada, and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada (the ”Company” or “DeepGreen”) and other concurrent agreements related thereto (together, the “Business Combination”). In connection with the proposed Business Combination, SOAC has filed with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus. SOAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, any amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about DeepGreen, SOAC, and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SOAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Investors@soa-corp.com.

Participants in the Solicitation

SOAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SOAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in SOAC will be included in the proxy statement/prospectus for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

DeepGreen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SOAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, SOAC and DeepGreen’s expectations with respect to future performance, development of its estimated resources of battery metals, potential regulatory approvals, and anticipated financial impacts and other effects of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination, and the size and potential growth of current or future markets for the combined company’s supply of battery metals. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SOAC’s and DeepGreen’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against SOAC and DeepGreen following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of SOAC and DeepGreen, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on DeepGreen’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of the combined company’s shares on NYSE or Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the commercial and technical feasibility of seafloor polymetallic nodule mining and processing; the supply and demand for battery metals; the future prices of battery metals; the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of SOAC for its initial public offering and the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in SOAC’s other filings with the SEC. SOAC and DeepGreen caution that the foregoing list of factors is not exclusive. SOAC and DeepGreen caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SOAC and DeepGreen do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.